02029054

ARIS
P.E. 12/31/01

PREMIER COMMUNITY BANKSHARES, INC.

2001 ANNUAL REPORT

PREMIER COMMUNITY BANKSHARES

(dollars in thousands, except for share data)

FINANCIAL HIGHLIGHTS

	2001	2000	1999
INCOME STATEMENT DATA			
Interest Income	$ 20,235	$ 18,487	$ 15,503
Interest Expense	9,064	8,209	6,617
Net Interest Income	$ 11,171	$ 10,278	$ 8,886
Provision for Loan Losses	687	483	380
Net Interest Income after Provision	$ 10,484	$ 9,795	$ 8,506
Non-interest Income	1,904	1,332	1,231
Non-Interest Expense	7,514	7,126	6,242
Income before Income Taxes	$ 4,874	$ 4,001	$ 3,495
Income Taxes	1,624	1,457	1,182
Net Income	$ 3,250	$ 2,544	$ 2,313
PER SHARE DATA			
Net Income-Basic	0.72	0.56	0.51
Net Income-Diluted	0.71	0.55	0.50
Cash Dividends	0.12	0.10	0.09
Book Value per Share	5.69	5.13	4.62
BALANCE SHEET DATA			
Assets	$ 299,865	$ 246,315	$ 204,827
Loans, Net	229,300	185,706	152,474
Securities	21,393	23,063	19,086
Deposits	257,637	212,155	181,153
Shareholders Equity	25,745	23,307	21,073
Shares Outstanding *(actual)*	4,527,484	4,546,695	4,558,393
PERFORMANCE RATIOS			
Return on Average Assets	1.22%	1.12%	1.21%
Return on Average Equity	13.12%	11.45%	11.05%
Equity to Assets	8.59%	9.46%	10.29%
Net Interest Margin	4.52%	4.92%	4.91%
Efficiency Ratio	57.10%	61.17%	61.61%
Allowance for Loan Losses to Loans	1.06%	1.07%	1.10%
CAPITAL and LIQUIDITY RATIOS			
Risk Based:			
Tier 1 Capital	14.04%	12.13%	13.36%
Total Capital	15.10%	13.16%	14.42%
Average Loans to Average Deposits	89.30%	86.46%	85.39%
Average Shares Outstanding:			
Basic	4,514,377	4,561,439	4,566,701
Diluted	4,591,734	4,615,023	4,651,106

To Our Shareholders, Customers and Friends

The first full year for Premier Community Bankshares was a very successful one. Both The Marathon Bank and Rockingham Heritage Bank had excellent performances in 2001 and collectively reported earnings of $3.3 million or 27.8% more than was earned in 2000. Basic net income per share was $0.72 while diluted net income per share was $0.71, both representing a 29% increase over 2000.

The Corporation ended 2001 with $299.9 million in total assets, an increase of 21.7 % over the $246.3 million in 2000. The richly diversified economy in the Shenandoah Valley remained strong during 2001 despite the general downturn throughout most of the nation. With the steady growth in the economy and population, total loans were $229 million, up 23.5%, while total deposits were $258 million, an increase of 21.4%.

To support the expected growth of the corporation, in December of 2001, we issued $7 million of Trust Preferred securities through a pooled underwriting. These funds, which will serve as primary capital for the banks, have a mandatory redemption date of December 18, 2031 and are listed as a liability on the Corporation's ledger. Many banks are now using Trust Preferred securities as an alternative to more expensive common stock to support their growing operations. In addition to being a less expensive means of raising capital, the Trust Preferred securities allow us to leverage our current shareholders investment without the dilutive effects of adding more common shares outstanding.

During the past year, Rockingham Heritage opened its seventh branch office which is located in Staunton, Virginia. The Bank now has three offices in adjoining Augusta County, a market that is similar in size and economic vitality to the Rockingham and Harrisonburg market. The Marathon Bank finalized plans to build a new branch in downtown Winchester, in the heart of the business district, and began planning for a second branch office in Front Royal, Virginia, which will bring Marathon's total branches to seven.

Staff members from both Banks spent a substantial amount of time planning for an eventual consolidation of some of the systems and operational areas. A decision was reached to replace most of the older mainframe computer hardware and software systems with one new integrated system serving both Banks. The new systems, which are scheduled to be installed in the fall of 2002, will offer both Banks significant opportunities to streamline their operations, while also providing a variety of new services for their customers.

Last, but certainly not least, we are pleased to report that the Board of Directors declared a cash dividend of twelve cents per share, which was paid in early January of 2002. This represented a 20% increase over the amount paid in 2001 and is the fifth consecutive year the dividend has been increased.

The projected growth for the Shenandoah Valley places demands on the two banks to provide services for an increasingly diverse customer base. These demands also mean that opportunities exist for the Corporation to continue to grow in size and to enhance the return on the investment of our shareholders.

We appreciate the outstanding efforts of our employees and directors and recognize that our success is largely attributable to them. We also appreciate the support and efforts of our shareholders that made all of this possible.

Sincerely,

John K. Stephens, Chairman

Donald L. Unger, President
and Chief Executive Officer

Management's Discussion and Analysis or Plan of Operations

Premier Community Bankshares, Inc. (the Corporation) is the holding company for The Marathon Bank (TMB) and Rockingham Heritage Bank (RHB). The following discussion complements the financial statements and is intended to assist the reader in evaluating the financial performance and condition of Premier Community Bankshares, Inc. as of December 31, 2001. Premier Community Bankshares, Inc. was formerly called Marathon Financial Corporation. On November 20, 2000, the Corporation changed its name and acquired all of the issued and outstanding capital stock of Rockingham Heritage Bank through a merger with Rockingham Heritage Bank at the subsidiary level. All information has been restated to reflect the merger of Rockingham Heritage Bank for all years stated.

Overview

The Corporation's assets grew at a 21.7% pace, ending the year at $299.9 million. The growth was primarily due to a 23.5% increase in net loans with a balance of $229.3 million at year-end. The loan growth was funded by a 21.4% increase in deposits and by $7.0 million borrowed from Trust Preferred Capital Notes. Net income for the year was $3.3 million up 27.8% from 2000.

Results of Operations

The return on average assets was 1.22% as compared to 1.12% in 2000. Included in expenses for 2000 are nonrecurring merger expenses of $340 thousand. Excluding these expenses, the return on average assets would have been 1.28% for 2000. Return on average equity for 2001 was 13.12% as compared to 11.45% for 2000. Eliminating merger expenses, the return on average equity for 2000 would have been 13.00%.

Net income for the years ended December 31, 2001 and 2000 was $3.3 million and $2.5 million, respectively, a 27.8% increase. An increase in net interest income before provision for loan losses of $893 thousand was the primary reason for the improvement in earnings.

Net Interest Income

The Corporation's net interest income before provision for loan losses for the years ended December 31, 2001 and 2000 was $11.2 million and $10.3 million, respectively.

Net interest income is the difference between interest income and interest expense and represents the Corporation's gross profit margin. The net interest margin represents net interest income divided by average earning assets. It reflects the average effective rate earned by the Corporation on its earning assets. The increase in net interest income of $893 thousand for the year ended December 31, 2001 when compared to 2000, was primarily the result of increases in average earning assets. For the year ended 2001, the net interest margin decreased to 4.52% from 4.92% last year. The impact of the 475 basis point drop in the prime rate during 2001 was the reason for the decline in the net interest margin. The prime rate as of December 31,2001 was 4.75% as compared to 9.50% a year earlier.

The following tables set forth the Company's average daily interest earning assets and average daily interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for all periods indicated.

Average Yields and Costs

(1) Average balances are calculated using daily balances for each category in 1999, 2000 and 2001.

(In thousands)	December 31, 2001			December 31, 2000			December 31, 1999		
Assets:	Average Balances(1)	Earnings/ Expense	Yield/ Rate	Average Balances(1)	Earnings/ Expense	Yield/ Rate	Average Balances(1)	Earnings/ Expense	Yield/ Rate
Interest Earning Assets									
Loans, net of unearned discounts (2)	$206,881	$18,207	8.80%	$171,384	$16,054	9.37%	$147,372	$13,623	9.24%
Interest-bearing deposits	885	39	4.41%	1,155	73	6.32%	0	0	0.00%
Securities (3)	19,509	1,247	6.39%	20,279	1,334	6.58%	17,608	1,070	6.08%
Federal funds sold	21,889	826	3.77%	16,814	1,066	6.34%	16,404	826	5.04%
Total interest earning assets	$249,164	$20,319	8.15%	$209,632	$18,527	8.84%	$181,384	$15,519	8.56%
Non-Interest Earning Assets									
Cash and due from banks	11,827			10,721			9,346		
Bank premises and equipment	5,038			4,944			4,721		
Other assets	1,763			2,695			2,043		
Allowance for loan losses	(2,193)			(1,839)			(1,661)		
Total assets	$ 265,599			$ 226,153			$ 195,833		
Liabilities and Shareholders' Equity									
Liabilities									
Interest-bearing deposits	$197,089	$8,662	4.39%	$167,327	$7,890	4.72%	$148,569	$6,529	4.39%
Borrowed funds	7,663	402	5.25%	4,754	319	6.71%	1,486	88	5.92%
Total interest-bearing liabilities	$204,752	$9,064	4.43%	$172,081	$8,209	4.77%	$150,055	$6,617	4.41%
Non-Interest Bearing Liabilities:									
Liabilities:									
Demand deposits	$34,570			$30,901			$24,021		
Other liabilities	1,506			953			828		
Total liabilities	240,828			203,935			174,904		
Shareholders' equity	24,771			22,218			20,929		
Total liabilities and shareholders' equity	$ 265,599			$ 226,153			$ 195,833		
Net Interest Earnings		$ 11,255			$ 10,318			$ 8,902	
Net Interest Yield on Earnings Assets			4.52%			4.92%			4.91%

(1) Average balances are calculated using daily balances for each category in 1999, 2000 and 2001
(2) Non-accrual loans are included in the average balance of this category
(3) Amounts are shown on a tax equivalent basis.

Net interest income is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to rate (change in rate multiplied by new volume) and volume (change in volume multiplied by old rate) for the periods indicted. The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

Rate/Volume Analysis

(In thousands)	December 31, 2001 vs. 2000			December 31, 2000 vs. 1999		
Interest Earned On:	Due to Volume	Change in Rate	Total	Due to Volume	Change in Rate	Total
Loans	$3,174	($1,021)	$2,153	$2,243	$188	$2,431
Interest – bearing	(15)	(19)	(34)	73	0	73
Securities	(50)	(37)	(87)	173	91	264
Federal Funds Sold	265	(505)	(240)	21	219	240
Total interest earned on Bearing assets	$3,374	($1,582)	$1,792	$2,510	$498	$3,008
Interest Paid On:						
Interest-bearing deposits	$1,332	($561)	$771	$902	$459	$1,361
Borrowed funds	164	(80)	84	218	13	231
Total interest paid on Liabilities	$1,496	($641)	$855	$1,120	$472	$1,592
Net interest income	$1,878	($941)	$937	$1,390	$26	$1,416

Non-interest Income

The Corporation's non-interest income is derived chiefly from service charges on deposit accounts and commissions and fees from bank services. The Corporation's total non-interest income increased from $1.3 million in 2000 to $1.9 million in 2001. The increase is due to a higher volume of deposit customers.

Non-interest Expenses

Non-interest expense consists of salaries and employee benefits, occupancy expenses, furniture and equipment and other operating expenses. During 2001, total non-interest expenses increased $388 thousand or 5.4% compared to the same period last year. Salaries and benefits increased $522 thousand, most of which was due to new hires, 401k plan additions and rising medical insurance. In addition, other operating expenses increased $82 thousand from the prior period. The increase in non-interest expense was due to increased business activity.

Income Taxes

Income tax expense was $1.6 million for the year ended December 31, 2001 and $1.5 million for the same period of 2000. The increase is due to an increase in taxable income. A detailed discussion of the Corporation's tax calculation is contained in Note 8 to the Consolidated Financial Statements.

Financial Condition

Loan Portfolio

Loan demand was strong during 2001. Total net loans increased $43.6 million or 23.5%, from December 31, 2000 to December 31, 2001. The net loan to deposit ratio was 89.0% at December 31, 2001, compared to 87.5% at December 31, 2000. The following chart depicts the breakdown of the loan portfolio for the past five year ends.

Loan Portfolio Mix

(In thousands)	December 31,				
	2001	2000	1999	1998	1997
Loans secured by real estate:			(In 000's)		
Construction and land development	$21,926	$14,474	$12,462	$10,216	$8,078
Secured by farmland	1,677	892	957	959	693
Secured by 1-4 family residential	53,419	36,966	29,363	26,287	23,838
Multi-family residential	3,982	4,809	2,767	1,841	1,456
Non-farm, non-residential loans	83,624	52,982	44,384	28,062	16,922
Loans to farmers (except those secured by real estate)	12	477	224	223	426
Commercial and industrial loans (except those secured by real estate)	49,445	56,155	44,391	44,568	38,607
Loans to individuals (except those secured by real estate)	17,261	19,935	18,658	20,367	16,497
All other loans	425	1,224	1,404	216	110
	$231,771	$187,914	$154,610	$132,738	$106,627
Less:					
Unearned income	12	208	447	1,133	1,374
Allowance for loan losses	2,459	2,000	1,689	1,591	1,296
	$229,300	$185,706	$152,474	$130,015	$103,957

Through December 31, 2001, the Corporation experienced net charge-offs of $228 thousand, or 0.11% of average loans. Net loan charge-offs through December 31, 2000 were $172 thousand, or 0.10% of average loans. At December 31, 2001, the Corporation had non-accrual loans totaling $211 thousand while at December 31, 2000, the Corporation had non-accrual loans totaling $371 thousand.

The following chart illustrates loan charge-offs and recoveries by category for the past five year ends.

Loan Charge-offs and Recoveries

(In thousands)	2001	2000	1999	1998	1997
Balance, beginning of period	$2,000	$1,689	$1,591	$1,296	$1,060
Less Charge-off's:					
Commercial	71	47	205	64	54
Real estate-mortgage	59	0	29	0	0
Real estate-construction	0	0	19	0	0
Consumer installment loans	165	235	71	122	50
Total	$295	$282	$324	$186	$104
Plus Recoveries:					
Commercial	$0	$44	$17	$20	$55
Real estate-mortgage	0	0	0	20	0
Real estate-construction	0	0	2	0	0
Consumer installment loans	67	66	23	12	8
Total	$67	$110	$42	$52	$63
Additions charged to operating	$687	$483	$380	$429	$277
Balance, end of period	$2,459	$2,000	$1,689	$1,591	$1,296
Ratio of net charge-offs to average loans outstanding	0.11%	0.10%	0.19%	0.11%	0.05%

In determining the adequacy of the allowance for loan losses, management considers the size and composition of the loan portfolio, historical experience, economic conditions, the value and adequacy of collateral and guarantors, and the current level of the allowance. In addition, consideration is given to potential losses associated with non-accrual loans and loans that are considered to be potential problems.

At December 31, 2001, the allowance for loan losses was $2.5 million, or 1.06% of loans. At December 31, 2000, the allowance for loan losses was $2.0 million, or 1.07% of loans. Management believes that the allowance is adequate, subject to unforeseen economic changes or unexpected regulatory developments.

Deposits and Borrowings.

Deposits and borrowings increased $51 million or 23.1% from December 31, 2000 to December 31, 2001. RHB borrowed money from the Federal Home Loan Bank of Atlanta as a less expensive alternative to purchasing retail deposit funds. Premier borrowed $7 million in Trust Preferred Capital Notes as a long-term source of funding. The following chart illustrates the breakdown of deposits and borrowings and their related yields.

Deposit and Borrowings Costs

(In thousands)	Year ended December 31, 2001		Year ended December 31, 2000		Year ended December 31, 1999	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Demand deposits	$34,570		$30,901		$24,021	
Interest - bearing demand	32,679	1.90%	27,736	2.60%	31,685	2.80%
Savings	35,585	2.71%	29,990	3.20%	19,781	3.00%
Certificates of deposit	128,825	5.49%	109,601	5.70%	97,103	5.20%
Total interest - bearing deposits	197,089	4.39%	167,327	4.72%	148,569	4.39%
Borrowed money	7,663	5.25%	4,754	6.71%	1,486	5.92%
Total interest - bearing liabilities	204,752	4.43%	172,081	4.77%	150,055	4.41%
Total deposits & borrowed money	$239,322		$202,982		$174,076	

Capital Resources

Total stockholders' equity on December 31, 2001 was $25.7 million, or 10.5% above the December 31, 2000 level of $23.3 million. Return on average equity for the year ended December 31, 2001 was 13.12% as compared to 11.45% for the year ended December 31, 2000. The Federal Reserve mandates minimum capital requirements for the Corporation. Under this system, all balance sheet assets are assigned a certain risk category with a prescribed weight. Off-balance-sheet items, such as loan commitments and letters of credit, are also assigned a risk rating. The sum of the balance sheet and off-balance-sheet amounts multiplied by their respective risk weight factors must then meet a required minimum test. Tier 1 Capital is defined as stockholders' equity plus preferred trust securities minus certain intangible assets. Tier 2 Capital consists of Tier 1 Capital plus a certain amount of the allowance for loan losses. At December 31, 2001, the Corporation substantially exceeded all minimum requirements. See Note 15 to the Consolidated Financial Statements for more detail.

Liquidity

Liquidity is defined as the Corporation's ability to provide funds for customers' demands for loans and deposit withdrawals without impairing profitability. To meet these needs, the Corporation maintains cash reserves and overnight and readily marketable investments. Funds can also be obtained through increasing deposits or through the Corporation's borrowing privileges with several correspondents.

A related concern of liquidity management is interest rate sensitivity. Changes in interest rates may affect funding requirements, as well as the relative liquidity of certain assets. As of December 31, 2001, the Corporation's interest sensitive liabilities maturing or repricing within one year exceeded interest sensitive assets maturing or repricing within one year, creating a negative "gap" position. To assist further in the analysis and management process, the Corporation calculates the effects of sudden interest rate changes upon net interest income by taking into account the balance sheet gap position and the degree of sensitivity to rate changes of each grouping of assets and liabilities. The Corporation's objective is to minimize risk associated with sudden changes in interest rates and, accordingly, avoid speculating on interest rate movement.

Interest Sensitivity Analysis

(In thousands)	1-90 Days	90 Days to 1 Year	1-5 Years	Over 5 Years	Total
Earning assets					
Fed funds sold	$ 22,185	$ -	$ -	$ -	$ 22,185
Interest – bearing demand	186	0	0	0	186
Securities	512	600	10,606	9,675	21,393
Loans	58,454	32,310	122,474	18,992	232,230
Total earning assets	$ 81,337	$ 32,910	$ 133,080	$ 28,667	$ 275,994
Interest – bearing liabilities					
Interest – bearing demand	$ 17,692	$ -	$ 19,103	$ -	$ 36,795
Savings	6,323	0	13,210	0	19,533
Money market savings	21,591	0	0	0	21,591
Certificates of deposit	23,729	84,955	34,274	0	142,958
Borrowed funds	4,559	0	8,000	2,204	14,763
Total interest - bearing liabilities	$ 73,894	$ 84,955	$ 74,587	$ 2,204	$ 235,640
Period GAP	$ 7,443	$ (52,045)	$ 58,493	$ 26,463	
Cumulative GAP	$ 7,443	$ (44,602)	$ 13,891	$ 40,354	
Cumulative GAP/Earning assets	2.70%	-16.16%	5.03%	14.62%	

Forward-Looking Statements

Statements herein regarding estimated future revenue and expense levels and other matters might constitute forward-looking statements under the federal securities laws. Such statements are subject to certain risks and uncertainties including changes in general and local market conditions, legislative and regulatory conditions and an adverse interest rate environment. Undue reliance should not be placed on this information. These estimates are based on the current expectations of management, which may change in the future due to a large number of potential events, including unanticipated future developments.

Recent Accounting Pronouncements

In July, 2001, the Financial Accounting Standards Board issued two statements – Statement 141, *Business Combinations,* and Statement 142, *Goodwill and Other Intangible Assets,* which will potentially impact the accounting for goodwill and other intangible assets. Statement 141 eliminates the pooling method of accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. The Statement also requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, an organization is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be classified as goodwill.

Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill. An organization also must reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. Any negative goodwill must be written-off.

The standards generally are required to be implemented by the Corporation in its 2002 financial statements. The adoption of these standards will not have a material impact on the financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Statement is not expected to have a material effect on the Corporation's financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also establishes a single accounting model for long-lived assets to be disposed of by sale, which includes long-lived assets that are part of a discontinued operation. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2001. The Statement is not expected to have a material effect on the Corporation's financial statements.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Premier Community Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Premier Community Bankshares, Inc. and subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 financial statements of Rockingham Heritage Bank which was pooled with Premier Community Bankshares, Inc. as explained in Note 2 to the consolidated financial statements, which statements are included in the restated 1999 financial statements and reflect 45.2% of total revenue in 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion for 1999, insofar as it relates to the amounts included for Rockingham Heritage Bank, is based solely upon the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Community Bankshares, Inc. and subsidiaries, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 18, 2002

Consolidated Balance Sheets
December 31, 2001 and 2000
(In Thousands, Except for Share Data)

Assets	2001	2000
Cash and due from banks	$ 17,494	$ 10,745
Interest-bearing deposits in other banks	186	2,020
Federal funds sold	22,185	16,996
Securities available for sale, at fair value	11,637	15,034
Securities held to maturity (fair value approximates $9,838 and $8,027 at December 31, 2001 and 2000, respectively)	9,756	8,029
Loans held for sale	471	155
Loans, net of allowance for loan losses of $2,459 in 2001 and $2,000 in 2000	229,300	185,706
Bank premises and equipment, net	5,376	4,874
Accrued interest receivable	1,398	1,377
Other real estate	67	- -
Other assets	1,995	1,379
	$ 299,865	$ 246,315
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 36,760	$ 33,099
Savings and interest-bearing demand deposits	77,919	63,274
Time deposits	142,958	115,782
Total deposits	$ 257,637	$ 212,155
Federal Home Loan Bank advances	7,000	8,500
Short-term borrowings	559	545
Accounts payable and accrued expenses	1,720	1,597
Capital lease payable	204	211
Trust Preferred Capital Notes	7,000	- -
Commitments and contingent liabilities	- -	- -
Total liabilities	$ 274,120	$ 223,008
Shareholders' Equity		
Preferred stock, Series A, 5% noncumulative, no par value; 1,000,000 shares authorized and unissued	$ - -	$ - -
Common stock, $1 par value; 20,000,000 shares authorized; 2001, 4,527,484 shares issued and outstanding; 2000, 4,546,695 shares issued and outstanding	4,527	4,547
Capital surplus	14,808	15,118
Retained earnings	6,342	3,633
Accumulated other comprehensive income	68	9
Total shareholders' equity	$ 25,745	$ 23,307
	$ 299,865	$ 246,315

See Notes to Consolidated Financial Statements.

PREMIER COMMUNITY BANKSHARES, INC.

Consolidated Statements of Income
Years Ended December 31, 2001, 2000 and 1999
(In Thousands, Except for Per Share Data)

	2001	2000	1999
Interest and dividend income:			
Interest and fees on loans	$ 18,207	$ 16,054	$ 13,623
Interest on investment securities:			
Nontaxable	119	48	14
Taxable	276	425	743
Interest and dividends on securities available for sale:			
Nontaxable	48	30	16
Taxable	645	708	246
Dividends	75	83	35
Interest on deposits in banks	39	73	- -
Interest on federal funds sold	826	1,066	826
Total interest and dividend income	$ 20,235	$ 18,487	$ 15,503
Interest expense:			
Interest on deposits	$ 8,662	$ 7,890	$ 6,529
Interest on capital lease obligations	16	17	18
Interest on borrowings	386	302	70
Total interest expense	$ 9,064	$ 8,209	$ 6,617
Net interest income	$ 11,171	$ 10,278	$ 8,886
Provision for loan losses	687	483	380
Net interest income after provision for loan losses	$ 10,484	$ 9,795	$ 8,506
Noninterest income:			
Service charges on deposit accounts	$ 1,492	$ 1,088	$ 998
Commissions and fees	246	150	152
Loss on sale of other real estate	- -	(3)	(2)
Other	166	97	83
Total noninterest income	$ 1,904	$ 1,332	$ 1,231
Other expenses:			
Salaries and employee benefits	4,123	$ 3,601	$ 3,298
Net occupancy expense of premises	451	401	390
Furniture and equipment	581	534	576
Merger expenses	27	340	- -
Other	2,332	2,250	1,978
Total other expenses	$ 7,514	$ 7,126	$ 6,242
Income before income taxes	$ 4,874	$ 4,001	$ 3,495
Provision for income tax	1,624	1,457	1,182
Net income	$ 3,250	$ 2,544	$ 2,313
Earnings per share, basic	$ 0.72	$ 0.56	$ 0.51
Earnings per share, assuming dilution	$ 0.71	$ 0.55	$ 0.50

See Notes to Consolidated Financial Statements.

PREMIER COMMUNITY BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2001, 2000 and 1999

(In Thousands, except Share Data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Compre-hensive Income	Total Shareholders' Equity
Balance, December 31, 1998	$ 4,455	$ 14,624	$ 175	$ 51		$ 19,305
Comprehensive income:						
Net income	--	--	2,313	--	$ 2,313	2,313
Other comprehensive income, unrealized loss on securities available for sale (net of tax, $127)	--	--	--	(246)	(246)	(246)
Total comprehensive income	--	--	--	--	$ 2,067	--
Dividends declared ($.09 per share)	--	--	(184)	--		(184)
Stock dividend 5% for RHB	120	637	(757)			--
Issuance of common stock - exercise of stock options (500 shares)	1	2	--	--		3
Acquisition of common stock - (17,245 shares)	(17)	(101)	--	--		(118)
Balance, December 31, 1999	$ 4,559	$ 15,162	$ 1,547	$ (195)		$ 21,073
Comprehensive income:						
Net income	--	--	2,544	--	$ 2,544	2,544
Other comprehensive income, unrealized gain on securities available for sale (net of tax, $105)	--	--	--	204	204	204
Total comprehensive income	--	--	--	--	$ 2,748	--
Dividends declared ($0.10 per share)	--	--	(458)	--		(458)
Issuance of common stock - exercise of stock options (5,000 shares)	5	20	--	--		25
Repurchase of common stock - (16,500 shares)	(17)	(64)	--	--		(81)
Balance, December 31, 2000	$ 4,547	$ 15,118	$ 3,633	$ 9		$ 23,307
Comprehensive income:						
Net income	--	--	3,250	--	$ 3,250	3,250
Other comprehensive income, unrealized gain on securities available for sale (net of tax, $30)	--	--	--	59	59	59
Total comprehensive income	--	--	--	--	$ 3,309	--
Dividends declared ($0.12 per share)	--	--	(541)	--		(541)
Issuance of common stock - exercise of stock options (95,458 shares)	95	368	--	--		463
Repurchase of common stock - (114,669 shares)	(115)	(678)	--	--		(793)
Balance, December 31, 2001	$ 4,527	$ 14,808	$ 6,342	$ 68		$ 25,745

See Notes to Consolidated Financial Statements.

PREMIER COMMUNITY BANKSHARES, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 3,250	$ 2,544	$ 2,313
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	460	509	552
Provision for loan losses	687	483	380
Deferred tax expense (benefit)	(175)	(172)	35
Loss on sale of other real estate	- -	3	2
Net amortization on securities	17	48	22
Origination of loans held for sale	(6,291)	(3,778)	(7,473)
Proceeds from sale of loans held for sale	5,975	3,623	7,875
Changes in asset and liabilities:			
Increase in other assets	(422)	(354)	(68)
Increase in accrued interest receivable	(21)	(309)	(164)
Increase in accounts payable and accrued expenses	72	134	297
Increase (decrease) in interest expense payable	(35)	109	6
Net cash provided by operating activities	$ 3,517	$ 2,840	$ 3,777
Cash Flows from Investing Activities			
Proceeds from maturities, calls and principal payments of investment securities	$ 3,691	$ 1,534	$ 2,013
Proceeds from maturities, calls and principal payments of securities available for sale	9,515	617	1,822
Purchase of investment securities	(5,416)	(1,980)	(1,750)
Purchase of securities available for sale	(6,049)	(3,885)	(3,247)
Net increase in loans	(44,586)	(33,715)	(23,140)
Purchase of bank premises and equipment	(858)	(537)	(561)
Improvements to other real estate	- -	(3)	- -
Proceeds from sale of bank premises and equipment	- -	- -	23
Proceeds from sale of other real estate	238	183	133
Net cash (used in) investing activities	$ (43,465)	$ (37,786)	$ (24,707)
Cash Flows from Financing Activities			
Net increase in demand deposits, NOW accounts and savings accounts	$ 18,307	$ 18,423	$ 11,415
Net increase in certificates of deposit	27,177	12,578	13,734
Increase (decrease) in Federal Home Loan Bank advances	(1,500)	7,500	- -
Increase in short-term borrowings	13	243	41
Proceeds from trust preferred capital notes	7,000	- -	- -
Net proceeds from issuance of common stock	310	25	3
Acquisition of common stock	(793)	(82)	(118)
Principal payments on capital lease obligations	(7)	(7)	(6)
Payment of dividends	(455)	(184)	(165)
Net cash provided by financing activities	$ 50,052	$ 38,496	$ 24,904
Increase in cash and cash equivalents	$ 10,104	$ 3,550	$ 3,974
Cash and Cash Equivalents			
Beginning	29,761	26,211	22,237
Ending	$ 39,865	$ 29,761	$ 26,211
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 9,099	$ 8,099	$ 6,516
Income taxes	$ 1,867	$ 1,598	$ 1,012
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 305	$ - -	$ 300
Unrealized gain (loss) on securities available for sale	$ 89	$ 309	$ (373)
Tax benefit related to exercise of stock options	$ 153	$ - -	$ - -

See Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

Premier Community Bankshares, Inc. (the "Corporation") is a Virginia multi-bank holding company headquartered in Winchester, Virginia. The Corporation owns The Marathon Bank, Rockingham Heritage Bank and its subsidiary, RHB Services, Inc. and Premier Statutory Trust I. Rockingham Heritage Bank and its subsidiary were merged into the Corporation in a pooling of interests transaction consummated on November 20, 2000, which is more fully described in Note 2 to the Consolidated Financial Statements. Concurrent with the merger, Marathon Financial Corporation changed its name to Premier Community Bankshares, Inc. The consolidated statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

The Corporation's banking subsidiaries, The Marathon Bank and Rockingham Heritage Bank, grant commercial, financial, agricultural, residential and consumer loans to customers in Virginia. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements of the Premier Community Bankshares, Inc. and its subsidiaries, include the accounts of all companies. All material intercompany balances and transactions have been eliminated.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Corporation's banking subsidiaries grant mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Augusta, Frederick, Rockingham, Shenandoah and Warren County areas of Virginia. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual at an earlier date or charged off if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Classifications of Amortization on Assets Acquired Under Capital Leases

The amortization expense on assets acquired under capital leases is included with the depreciation expense.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Bank Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred.

Advertising Costs

The Corporation follows the policy of charging the production costs of advertising to expense as incurred.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year provisions.

Note 2. Business Combination

On November 20, 2000, Marathon Financial Corporation (MFC) effected a business combination with Rockingham Heritage Bank (RHB) by exchanging 2,512,105 shares of its common stock for all of the stock of RHB. The principal business of RHB is community banking. On the effective date of the business combination, MFC changed its name to Premier Community Bankshares, Inc. The combination has been accounted for as a pooling of interests and, accordingly, all prior financial statements have been restated to include RHB. The results of operations of the separate companies for the period prior to the combination are summarized as follows:

	Total Assets	Total Income	Net Income
		(In Thousands)	
Year ended December 31, 1999:			
MFC	$ 103,685	$ 9,175	$ 1,112
RHB	$ 101,142	$ 7,559	$ 1,201

Note 3. Securities

The amortized cost and fair value of the securities available for sale as of December 31, 2001 and 2000 are as follows:

	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
		2001		
		(In Thousands)		
U.S. Treasury Notes	$ 250	$ 2	$ - -	$ 252
U.S. Government and federal agencies	7,626	100	(5)	7,721
Obligations of state and political subdivisions	1,186	15	(11)	1,190
Corporate bonds	250	- -	- -	250
Mortgage-backed securities	868	6	(4)	870
Other	1,354	- -	- -	1,354
	$ 11,534	$ 123	$ (20)	$ 11,637

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2000			
	(In Thousands)			
U.S. Government and federal agencies	$ 11,895	$ 48	$ (53)	$ 11,890
Obligations of state and political subdivisions	775	5	(12)	768
Corporate bonds	250	19	- -	269
Mortgage-backed securities	746	7	- -	753
Other	1,354	- -	- -	1,354
	$ 15,020	$ 79	$ (65)	$ 15,034

The amortized cost and fair value of the securities available for sale as of December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because mortgages underlying the mortgage-backed securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$ 350	$ 353
Due after one year through five years	6,735	6,835
Due after five years through ten years	1,977	1,975
Due over ten years	250	250
Mortgage-backed securities	868	870
Other	1,354	1,354
	$ 11,534	$ 11,637

The amortized cost and fair value of securities being held to maturity as of December 31, 2001 and 2000, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2001 (In Thousands)			
U. S. Treasury Notes	$ 250	$ 11	$ --	$ 261
U.S. Government and federal agencies	3,494	84	(10)	3,568
Obligations of state and political subdivisions	3,145	36	(42)	3,139
Mortgage-backed securities	93	2	--	95
Other	2,774	1	--	2,775
	$ 9,756	$ 134	$ (52)	$ 9,838
	2000 (In Thousands)			
U.S. Government and federal agencies	$ 5,835	$ 23	$ (29)	$ 5,829
Obligations of state and political subdivisions	1,764	6	(4)	1,766
Corporate bonds	263	--	--	263
Mortgage-backed securities	167	2	--	169
	$ 8,029	$ 31	$ (33)	$ 8,027

The amortized cost and fair value of the securities being held to maturity as of December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because mortgages underlying the mortgage-backed securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 759	$ 770
Due after one year through five years	3,678	3,798
Due after five years through ten years	1,552	1,506
Due over ten years	900	894
Mortgage-backed securities	93	95
Other	2,774	2,775
	$ 9,756	$ 9,838

For the years ended December 31, 2001, 2000 and 1999, there were no sales of securities available for sale.

Securities having a book value of $5,318,000 and $4,392,000 at December 31, 2001 and 2000 were pledged to secure public deposits and for other purposes required by law.

Note 4. Loans and Related Party Transactions

The composition of the net loans is as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Mortgage loans on real estate:		
Construction	$ 21,926	$ 14,474
Secured by farmland	1,677	892
Secured by 1-4 family residential	53,419	36,966
Multi-family residential	3,982	4,809
Nonfarm, nonresidential loans	83,624	52,982
Loans to farmers (except those secured by real estate)	12	477
Commercial loans (except those secured by real estate)	49,445	56,155
Consumer installment loans (except those secured by real estate)	17,261	19,935
All other loans	425	1,224
	$ 231,771	$ 187,914
Less:		
Unearned income	12	208
Allowance for loan losses	2,459	2,000
	$ 229,300	$ 185,706

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the Corporation for loans totaling $5,488,000 and $4,726,000 at December 31, 2001 and 2000, respectively. During 2001, total principal additions were $2,706,000 and total principal payments were $1,944,000.

Note 5. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	December 31, 2001	2000	1999
Balance, beginning	$ 2,000	$ 1,689	$ 1,590
Provision for loan losses	687	483	380
Recoveries	67	110	43
Loan losses charged to the allowance	(295)	(282)	(324)
Balance, ending	$ 2,459	$ 2,000	$ 1,689

The following is a summary of information pertaining to impaired loans for the years ended December 31, 2001 and 2000:

	December 31, 2001	2000
Impaired loans with a valuation allowance	$ 190	$ 279
Impaired loans without a valuation allowance	- -	- -
Total impaired loans	$ 190	$ 279
Valuation allowance related to impaired loans	$ 151	$ 139
Average investment in impaired loans	$ 128	$ 289
Interest income recognized on impaired loans	$ 17	$ 24
Interest income recognized on a cash basis on impaired loans	$ - -	$ - -

The Corporation had no impaired loans for the year ended December 31, 1999.

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $21,000 and $92,000 at December 31, 2001 and 2000, respectively. If interest on these loans had been accrued, such income would have approximated $1,000 and $14,000 for 2001 and 2000, respectively.

Note 6. Bank Premises and Equipment, Net

Bank premises and equipment as of December 31, 2001 and 2000 consists of the following:

	2001	2000
	(In Thousands)	
Bank premises	$ 4,785	$ 4,679
Furniture and equipment	2,945	2,794
Capital leases - property and equipment	257	256
Bank premises and equipment in process	635	23
	$ 8,622	$ 7,752
Less accumulated depreciation	3,246	2,878
	$ 5,376	$ 4,874

Depreciation and amortization, related to Bank premises and equipment, included in operating expense for 2001, 2000 and 1999 was $460,000, $509,000, and $552,000, respectively.

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $31,278,000 and $20,692,000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows (dollars in thousands):

Years Ending December 31:

2002	$ 108,684
2003	19,092
2004	3,761
2005	5,682
2006	5,739
	$ 142,958

Note 8. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2001 and 2000:

	2001	2000
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 749	$ 611
Deferred loan fees	58	44
Deferred benefit plans	81	58
Other	2	7
	$ 890	$ 720
Deferred tax liabilities:		
Depreciation	$ 49	$ 52
Other	1	3
Securities available for sale	35	5
	$ 85	$ 60
Net deferred tax assets included in other assets	$ 805	$ 660

The provision for income taxes charged to operations for the years ended December 31, 2001, 2000 and 1999, consists of the following:

	2001	2000	1999
		(In Thousands)	
Current tax expense	$ 1,799	$ 1,629	$ 1,147
Deferred tax expense (benefit)	(175)	(172)	35
	$ 1,624	$ 1,457	$ 1,182

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2001, 2000 and 1999, due to the following:

	2001	2000	1999
		(In Thousands)	
Computed "expected" tax expense	$ 1,657	$ 1,360	$ 1,188
Increase (decrease) in income taxes resulting from:			
Nondeductible merger expenses	9	116	- -
Tax-exempt interest income	(49)	(26)	(10)
Other	7	7	4
	$ 1,624	$ 1,457	$ 1,182

Note 9. Leases

Capital Leases

The Corporation has a lease agreement on a branch facility, located on land leased from a partnership of which the Corporation's president is a partner. The liability is payable in monthly installments of $1,991 through May 31, 2016 at an interest rate of 8%. The capital lease payable at December 31, 2001 in the amount of $204,000 represents the present value of the balance due in future years for lease rentals discounted at the respective interest rates. Since the term of the lease is approximately the same as the estimated useful life of the assets, and the present value of the future minimum lease payments at the beginning of the lease approximated the fair value of the leased assets at that date, the lease is considered to be a capital lease and has been so recorded.

The following is a schedule by years of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2001:

Years ending December 31 (dollars in thousands):

2002	$	24
2003		24
2004		24
2005		24
2006		24
Later years		224
Total minimum lease payments	$	344
Less the amount representing interest		140
Present value of net minimum lease payments	$	204

Operating Leases

The Corporation entered into a twenty-year operating lease with a partnership of which the Corporation's president is a partner for the rental of a branch location and improvements. The lease expires on May 31, 2016 and has two five-year renewal options. The lease provides that the Corporation pay all property taxes, insurance and maintenance costs plus an annual rental of $24,000 for the initial lease beginning July 1, 2001. The total minimum lease commitment at December 31, 2001 under this lease is $343,000.

The Corporation was obligated under a number of other noncancelable leases for various banking premises, which including renewal options, expire through 2006. Total rental expense on premises and equipment for 2001, 2000 and 1999, was $191,000, $151,000, and $131,000, respectively.

Minimum rental commitments under noncancelable operating leases with terms in excess of one year as of December 31, 2001 were as follows (dollars in thousands):

2002	$ 177
2003	171
2004	155
2005	126
2006	81
Later years	200
	$ 910

Note 10. Commitments and Contingent Liabilities

In the normal course of business, there are other outstanding commitments and contingent liabilities which are not reflected in the accompanying financial statements. See Note 12 with respect to financial instruments with off-balance-sheet risk.

As members of the Federal Reserve System, the Corporation is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amounts of daily average required balances were approximately $1,530,000 and 1,402,000, respectively.

The Corporation is required to maintain certain required reserve balances with its correspondent bank. Those required balances were $3,800,000 and $1,995,000 for 2001 and 2000, respectively.

Note 11. Dividend Restrictions

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Banks, and loans or advances are limited to 10 percent of the Banks' capital stock and surplus on a secured basis.

At December 31, 2001, the Banks' retained earnings available for the payment of dividends was $5,449,000. Accordingly, $18,591,000 of the Corporation's equity in the net assets of the Banks was restricted at December 31, 2001. Funds available for loans or advances by the Banks to the Corporation amounted to $1,845,000.

In addition, dividends paid by the Banks to the Corporation would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements.

Note 12. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2001	2000
	(In Thousands)	
Commitments to grant loans	$ 15,693	$ 11,291
Standby letters of credit	1,679	1,372
Unfunded commitments under lines of credit	30,250	25,506

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments for which collateral is deemed necessary.

The Corporation has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2001 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $8,478,000.

Note 13. Employee Benefit Plans

The Marathon Bank has a 401(k) Profit Sharing Plan covering employees who have completed six months of service and who are at least 21 years of age. Employees may contribute up to 20 percent of their compensation subject to certain limits based on federal tax laws. The Bank makes discretionary matching contributions equal to 50 percent of an employee's compensation contributed to the Plan up to 3 percent of the employee's compensation. Additional amounts may be contributed, at the option of the Bank's Board of Directors. These additional contributions generally amount to 2 percent of eligible employee's compensation. Employer contributions vest to the employee over a six-year period.

Rockingham Heritage Bank has a 401(k) Profit Sharing Plan covering employees who have completed 90 days of service and are at least 18 years of age. Employees may contribute up to 10 percent of their compensation subject to certain limits based on federal tax laws. The Bank makes discretionary matching contributions equal to 100 percent of an employee's compensation contributed to the Plan up to 5 percent of the employee's compensation. Additional amounts may be contributed, at the option of the Bank's Board of Directors. These additional contributions generally amount to 2.5 percent of eligible employee's compensation. Employer contributions vest to the employee over a seven-year period.

Rockingham Heritage Bank has a Money Purchase Plan covering employees who have completed one year of service and are at least 18 years of age. The Bank makes mandatory contributions equal to 2.5 percent of an employee's compensation. Employer contributions vest to the employee over a six-year period.

For the years ended December 31, 2001, 2000 and 1999, expense attributable to the Corporation's retirement plans amounted to $168,000, $166,000 and $121,000, respectively.

As of January 1, 2002, the terms of the Marathon Bank 401(k) Profit Sharing Plan were changed to substantially the same terms as the Rockingham Heritage Bank Plan.

Note 14. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loan Receivables

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of all other deposits and borrowings is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2001 and 2000, the carrying amounts of loan commitments and stand-by letters of credit approximated fair values.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Thousands)		(Thousands)	
Financial assets:				
Cash and short-term investments	$ 39,865	$ 39,865	$ 29,761	$ 29,761
Securities	21,393	21,475	23,063	23,061
Loans held for sale	471	471	155	155
Loans	229,300	237,883	185,706	188,094
Accrued interest receivable	1,398	1,398	1,377	1,377
Financial liabilities:				
Deposits	$ 257,637	$ 267,769	$ 212,155	$ 213,559
Federal Home Loan Bank advances	7,000	6,829	8,500	8,502
Short-term borrowings	559	559	545	545
Capital lease payable	204	234	211	260
Trust preferred capital notes	7,000	7,000	- -	- -
Accrued interest payable	422	422	457	457

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Note 15. Minimum Regulatory Capital Requirements

The Corporation (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Corporation and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

There are no conditions or events since the notification that management believes have changed the Banks' category. The Corporation's and the Banks' capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2001:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 35,137	15.10%	$ 18,615	8.00%	N/A	N/A
The Marathon Bank	$ 13,324	11.28%	$ 9,452	8.00%	$ 11,814	10.00%
Rockingham Heritage Bank	$ 13,096	11.50%	$ 9,114	8.00%	$ 11,392	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	$ 32,678	14.04%	$ 9,308	4.00%	N/A	N/A
The Marathon Bank	$ 12,015	10.17%	$ 4,726	4.00%	$ 7,089	6.00%
Rockingham Heritage Bank	$ 11,946	10.49%	$ 4,557	4.00%	$ 6,835	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	$ 32,678	11.41%	$ 11,458	4.00%	N/A	N/A
The Marathon Bank	$ 12,015	7.69%	$ 6,246	4.00%	$ 7,808	5.00%
Rockingham Heritage Bank	$ 11,946	9.17%	$ 5,212	4.00%	$ 6,515	5.00%
As of December 31, 2000:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 25,298	13.16%	$ 15,367	8.00%	N/A	N/A
The Marathon Bank	$ 11,149	11.79%	$ 7,566	8.00%	$ 9,457	10.00%
Rockingham Heritage Bank	$ 11,527	11.90%	$ 7,751	8.00%	$ 9,689	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	$ 23,298	12.13%	$ 7,684	4.00%	N/A	N/A
The Marathon Bank	$ 10,193	10.78%	$ 3,783	4.00%	$ 5,674	6.00%
Rockingham Heritage Bank	$ 10,483	10.82%	$ 3,876	4.00%	$ 5,813	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	$ 23,298	9.66%	$ 9,649	4.00%	N/A	N/A
The Marathon Bank	$ 10,193	8.20%	$ 4,970	4.00%	$ 6,212	5.00%
Rockingham Heritage Bank	$ 10,483	9.01%	$ 4,655	4.00%	$ 5,819	5.00%

Note 16. Stock Compensation Plans

At December 31, 2001, the Corporation has a stock-based compensation plan, which is described below. Grants under the plan are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the stock option plan. Had compensation cost for the stock-based plan been determined based on the grant date fair values of the awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been adjusted to the pro forma amounts shown below (dollars in thousands):

	2001	2000	1999
Net income			
As reported	$ 3,250	$ 2,544	$ 2,313
Pro forma	$ 3,240	$ 2,527	$ 2,291
Basic earnings per share			
As reported	$ 0.72	$ 0.56	$ 0.51
Pro forma	$ 0.72	$ 0.55	$ 0.50
Diluted earnings per share			
As reported	$ 0.71	$ 0.55	$ 0.50
Pro forma	$ 0.71	$ 0.55	$ 0.49

The Corporation's Long-Term Incentive Plan allows for incentive stock options and nonqualified stock options to be granted to certain key employees and directors with an exercise price to be not less than 100% of the Fair Market Value of the Stock on the day the stock option is granted. 350,000 shares of the Corporation's Common Stock have been reserved for the issuance of stock options under the Incentive Plan. All options expire ten years from the grant date and the remaining options vest over a 2-year term through September 17, 2002.

A summary of the activity in the stock option plans follows:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	222,622	$ 4.31	229,143	$ 4.81	231,928	$ 4.36
Granted	1,000	7.75	- -	- -	- -	- -
Exercised	(95,471)	3.25	(5,000)	5.00	(500)	5.00
Forfeited	(1,776)	6.83	(1,521)	5.91	(2,285)	6.78
Outstanding at end of year	126,375	$ 5.11	222,622	$ 4.31	229,143	$ 4.81
Options exercisable at year-end	111,625	$ 5.11	179,099	$ 3.98	169,349	$ 3.91
Weighted-average fair value of options granted during the year	$ 2.20		$ - -		$ - -	

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model. The estimates were calculated using the following weighted-average assumptions for grants in 2001: Dividend rate of .07%, price volatility of 21.12%, risk-free interest rate of 4.53%, and expected lives of 5 years. There were no options granted in 2000 and 1999.

Information pertaining to options outstanding at December 31, 2001 is as follows:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.00	120,375	4.75	106,375
7.25	5,000	4.75	5,000
7.75	1,000	4.75	250
Outstanding at end of year	126,375	4.75	111,625

In 2001, the Board of Directors approved the 2002 Long-Term Incentive Plan subject to approval by the Corporation's shareholders at the 2002 Annual Meeting of Shareholders. The new plan, if approved, would replace the current Long-Term Incentive Plan. The plan allows for both incentive and non-qualified stock options. 440,000 shares of the Corporation's common stock plus sufficient shares to cover the options outstanding under the prior plan have been reserved for the issuance of stock options under the Plan. The Board granted 152,000 options to directors and 30,000 options to key employees of the Bank (subject to shareholder approval of the plan) at $7.30 per share. Of the 182,000 options, 45,500 were vested on October 9, 2001, with the remaining options vesting 25% per year for 2002, 2003 and 2004.

Note 17. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.

	2001		2000		1999	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,514,377	$ 0.72	4,561,439	$ 0.56	4,566,701	$ 0.51
Effect of dilutive securities:						
Stock options	77,357		53,584		84,405	
Diluted earnings per share	4,591,734	$ 0.71	4,615,023	$ 0.55	4,651,106	$ 0.50

In 2000, stock options representing 19,523 shares were not included in computing diluted EPS because their effects were antidilutive.

Note 18. Borrowings

The Corporation had a line of credit with the Federal Home Loan Bank (FHLB) of Atlanta for $46,200,000 and $17,652,000 as of December 31, 2001 and 2000, respectively. Advances bear interest at a fixed or floating rate depending on the terms and maturity of each advance and numerous renewal options are available to the Corporation. These advances are secured by 1-4 family residential mortgages. The unused line of credit totaled $39,200,000 and $9,152,000 at December 31, 2001 and 2000, respectively. On some fixed rate advances the FHLB may convert the advance to an indexed floating interest rate at some set point in time for the remainder of the term. If the advance converts to a floating interest rate, the Corporation may pay back all or part of the advance without a prepayment penalty. Floating rate advances may be paid back at any time without penalty.

At December 31, 2001, the weighted average interest on fixed rate advances was 5.07%. The interest rate on floating rate advances ranged from 1.83% to 5.41% at December 31, 2001.

The contractual maturities of FHLB advances were as follows (dollars in thousands):

	2001
Due in 2002	$ 4,000
Due in 2005	1,000
Due in 2011	2,000
	$ 7,000

On November 7, 2001, Premier Statutory Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On December 18, 2001, $7 million of trust preferred securities were issued through a pooled underwriting totaling approximately $300 million. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2001 was 5.51%. The securities have a mandatory redemption date of December 18, 2031, and are subject to varying call provisions beginning December 18, 2006. The principal asset of the Trust is $7 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Trust Preferred not considered as Tier I capital may be included in Tier II capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 19. Parent Corporation Only Financial Statements

PREMIER COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2001 and 2000

	2001	2000
	(In Thousands)	
Assets		
Cash	$ 319	$ 81
Interest bearing deposits with subsidiary banks	7,000	- -
Federal funds sold	1,542	2,490
Securities	- -	501
Accrued interest receivable	5	7
Investment in subsidiaries	24,040	20,684
Other assets	431	- -
Total assets	$ 33,337	$ 23,763
Liabilities		
Accrued expenses	$ 49	$ - -
Dividends payable	543	456
Trust preferred capital notes	7,000	- -
	$ 7,592	$ 456
Shareholders' Equity		
Preferred stock	$ - -	$ - -
Common stock	4,527	4,547
Capital surplus	14,808	15,118
Retained earnings	6,342	3,633
Accumulated other comprehensive income	68	9
Total shareholders' equity	$ 25,745	$ 23,307
Total liabilities and shareholders' equity	$ 33,337	$ 23,763

PREMIER COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Statements of Income
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In Thousands)	
Income			
Dividends from subsidiaries	$ --	$ 2,684	$ --
Interest on investment securities, taxable	--	--	31
Interest on securities available for sale, taxable	9	32	1
Interest on federal funds sold	78	--	--
Interest on deposits in other banks	5	--	--
Total income	$ 92	$ 2,716	$ 32
Expenses			
Interest expense on trust preferred capital notes	$ 14	$ --	$ --
Other expenses	149	20	13
Total expense	$ 163	$ 20	$ 13
Income (loss) before income taxes and undistributed income of subsidiaries	$ (71)	$ 2,696	$ 19
Provision for income tax expense (benefit)	(24)	4	7
Income (loss) before undistributed income of subsidiaries	$ (47)	$ 2,692	$ 12
Undistributed income (excess distribution of income) of subsidiaries	3,297	(148)	2,300
Net income	$ 3,250	$ 2,544	$ 2,312

PREMIER COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 3,250	$ 2,544	$ 2,312
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization of securities discounts, net	- -	1	1
(Undistributed income) excess distribution of income of subsidiary	(3,297)	148	(2,300)
(Increase) in other assets	(278)	- -	- -
Increase (decrease) in accrued expenses	52	(7)	14
Net cash provided by (used in) operating activities	$ (273)	$ 2,686	$ 27
Cash Flows from Investing Activities			
Proceeds from maturity of securities available for sale	$ 501	$ - -	$ 250
Increase in investment in certificates of deposit with subsidiaries	(7,000)	- -	- -
Net cash provided by (used in) investing activities	$ (6,499)	$ - -	$ 250
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	$ 310	$ 25	$ 3
Proceeds from trust preferred capital notes	7,000	- -	- -
Acquisition of common stock	(793)	(83)	(118)
Payment of dividends	(455)	(184)	(165)
Net cash provided by (used in) financing activities	$ 6,062	$ (242)	$ (280)
Increase (decrease) in cash and cash equivalents	$ (710)	$ 2,444	$ (3)
Cash and Cash Equivalents			
Beginning	2,571	127	130
Ending	$ 1,861	$ 2,571	$ 127

Premier Community Bankshares, Inc.

BOARD OF DIRECTORS

John K. Stephens
Chairman

Walter H. Aikens

Clifton L. Good

Stephen T. Heitz
Assistant Secretary/Treasurer

Donald L. Unger
President & CEO

Joseph W. Hollis
Secretary

Wayne B. Ruck

Paul R. Yoder, Jr., M.D.

Bank Directors

The Marathon Bank
Walter H. Aikens
Frank H. Brumback
Robert W. Claytor
Clifton L. Good
Ralph S. Gregory
Thomas W. Grove
Joseph W. Hollis
Gerald H. Kidwell
Keith R. Lantz
Lewis W. Spangler
Donald L. Unger, *Chairman*

Rockingham Heritage Bank
Paul S. Cline
Margaret E. Haynes
Stephen T. Heitz
Elmer T. Kramer
Wayne B. Ruck
Donald E. Showalter
John K. Stephens, *Chairman*
Jeremiah B. Sullivan, Ph.D.
Richard G. Tutwiler
Paul R. Yoder, Jr., M.D.

Officers

The Marathon Bank
Donald L. Unger
President & Chief Executive Officer
Frederick A. Board
Sr. Vice President & CFO
James C. Youngblood
Sr. Vice President/Sr. Lending Officer

Vice Presidents
Gregory Coons
Mason Kimble
Debra Morfit
George Sheetz
Lori Staples

Barbara Morris
Executive Assistant/Corporate Secretary

Assistant Vice Presidents
Patricia Allemong
Kimberly Clark
Katrina Meade
Susan Ralls
Jeffrey Riggleman
Stefany Robertson

Rockingham Heritage Bank
John K. Stephens
President & Chief Executive Officer
Steven H. Gordon
Executive VP/Chief Lending Officer
Frederick W. Galway, CPA
Controller
Jerry E. Fry
Sr. Vice President
Joe S. Harter
Sr. Vice President
Edward A. Strunk
Sr. Vice President

Vice Presidents
Susan Barnett
Gloria Elyard
Debra Gooden
Robert Ring
Nick Smith
Chris Vames

Shareholder Information

Corporate Headquarters

Premier Community Bankshares, Inc.
4095 Valley Pike
Winchester, VA 22602

Corporate Mailing Address and Telephone Number

Premier Community Bankshares, Inc.
P.O. Box 998
Stephens City, VA 22655
(540) 869-6600

Banks' Internet Addresses

www.themarathonbank.com &
www.rhbank.com

Notice of Annual Meeting

The annual meeting of the shareholders will be held on Tuesday, May 7, 2002 at Rockingham Heritage Bank, 110 University Boulevard, Harrisonburg, VA

Form 10-K

Copies of the 2001 annual report filed with the Securities and Exchange Commission may be obtained without charge by writing the corporate address listed above.

Independent Auditors

Yount, Hyde & Barbour, P.C.
Winchester, VA 22601

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-866-1340

Shareholder Assistance

Shareholders who wish to change the address or ownership of stock, report lost certificates, eliminate duplicate mailings or for other account registration procedures and assistance should contact the Transfer Agent at the address or phone number above.

Shareholder Information

Donald L. Unger
President & CEO
(540) 869-6600

John K. Stephens
Chairman
(540) 432-9300

Market Makers

McKinnon & Company, Inc.
Norfolk, Virginia

Scott & Stringfellow
Richmond, Virginia

Koonce Securities, Inc.
Bethesda, Maryland

Trading Symbol - PREM

Legal Counsel

Williams, Mullen, Clark & Dobbins
Richmond, VA